DESCRIPTION OF CAPITAL STOCK

General

We were formed as a Washington limited liability company in February 2014 and converted into a Washington corporation on October 1, 2018. We changed our name to Harbor Custom Development, Inc. on August 1, 2019. Our authorized capital stock consists of 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value, 5,000,000 of which are designated as Series A Preferred Shares.

As of the date of the Annual Report for the year ended December 31, 2022, we have 719,148 shares of our Common Stock outstanding held by eight shareholders of record, one of which is Cede & Co., a nominee for Depository Trust Company and 4,016,955 Series A Preferred Shares outstanding held by one shareholder of record, Cede & Co. We effected a reverse stock split on the Nasdaq Capital Market on March 6, 2023 (the “Reverse Stock Split”).

Common Stock

Each holder of our Common Stock is entitled to one vote per each share on all matters to be voted upon by the common shareholders, and there are no cumulative voting rights. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of Preferred Stock we may designate and issue in the future, holders of our Common Stock shall be entitled to vote on all matters on which shareholders generally are entitled to vote. Subject to the rights, if any, of the holders of outstanding shares of any series of Preferred Stock we may designate and issue in the future, holders of our Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of the Company, subject to the rights, if any, of the holders of outstanding shares of any series of Preferred Stock we may designate and issue in the future, holders of our Common Stock would be entitled to ratable distribution of our assets remaining after the payment in full of our liabilities.

Under the terms of our governing documents, the holders of our Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All currently outstanding shares of our Common Stock are fully paid and non-assessable. The rights of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of our Series A Preferred Shares and any series of Preferred Stock that we may designate and issue in the future.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “HCDI.”

Preferred Stock

We have authorized 10,000,000 shares of Preferred Stock. Our Articles of Incorporation authorize our Board of Directors to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized but unissued shares of Preferred Stock will be available for issuance without further action by our shareholders. Our Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations, and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Without shareholder approval, we could issue Preferred Stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders may believe is in their best interests or in which they may receive a premium for their Common Stock over the market price of the Common Stock.

Series A Preferred Shares

Designation. We have designated a total of 5,000,000 Series A Preferred Shares. As of December 31, 2022, there were 4,016,955 Series A Preferred Shares issued.

Dividends. Holders of the Series A Preferred Shares will be entitled to receive, when, as and if declared by our Board of Directors, cumulative cash dividends payable monthly in an amount per each Series A Preferred Share equal to $2.00 per share each year, which is equivalent to 8.0% per annum of the $25.00 liquidation preference per share. Dividends on the Series A Preferred Shares will be payable monthly in arrears, beginning with the month ending June 30, 2021. To the extent declared by our Board of Directors, dividends will be payable not later than 20 days after the end of each calendar month. Dividends on the Series A Preferred Shares will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared by our Board of Directors.

Right to Elect One Director Upon Nonpayment. If we fail to make a cash dividend payment with respect to 18 or more consecutive or non-consecutive monthly dividends (a “Dividend Nonpayment”), the holders of the Series A Preferred Shares, voting as a separate class, will be entitled to vote for the election of one additional director to serve on our Board of Directors until all dividends that are owed have been paid. Under these provisions, the authorized number of directors on our Board of Directors shall, at the next meeting of the Board of Directors, be increased by one and holders of Series A Preferred Shares, voting together as a single class, shall be entitled, at our next annual meeting of shareholders called for the election of directors or at a special meeting of shareholders called by the Board of Directors, to vote for the election of one additional member of the Board of Directors (the “Preferred Share Director”); provided that (i) any Preferred Share Director shall be reasonably acceptable to the Board of Directors and the nominating and corporate governance committee thereof, acting in good faith, (ii) the election of any such Preferred Share Director will not cause the Company to violate the corporate governance requirements of Nasdaq (or any other exchange or automated quotation system on which our securities may be listed or quoted), and (iii) that such Preferred Share Director may not be subject to any “Bad Actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act (a “Disqualifying Event”), except for a Disqualifying Event covered by Rule 506(d)(2) or (d)(3). In the event of a Dividend Nonpayment, the holders of at least 50% of the outstanding Series A Preferred Shares may request that the Board of Directors call a special meeting of shareholders to elect such Preferred Share Director; provided, however, to the extent permitted by our bylaws, if the next annual or a special meeting of shareholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Share Director shall be included in the agenda for, and shall be held at, such scheduled annual or special meeting of shareholders. The Preferred Share Director shall stand for reelection annually, at each subsequent annual meeting of the shareholders, so long as the holders continue to have such voting rights. At any meeting at which the holders are entitled to elect a Preferred Share Director, the holders of record of at least one-third of the then outstanding Series A Preferred Shares, present in person or represented by proxy, shall constitute a quorum and the vote of the holders of record of a majority of such Series A Preferred Shares so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Share Director. If and when all accumulated and unpaid dividends on Series A Preferred Shares have been paid in full (a “Nonpayment Remedy”), the holders shall immediately and, without any further action by us, be divested of the voting rights described in this section, subject to the revesting of such rights in the event of a subsequent Dividend Nonpayment. If such voting rights for the holders shall have terminated, the term of office of the Preferred Share Director so elected shall terminate at the next annual meeting of shareholders following the date of the Nonpayment Remedy or his or her earlier death, resignation or removal and the authorized number of directors on the Board of Directors shall automatically decrease by one. The Preferred Share Director may be removed at any time, with or without cause, by the holders of a majority in voting power of the outstanding Series A Preferred Shares then outstanding when they have the voting rights described in this section. In the event that a Dividend Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Share Director (other than prior to the initial election of the Preferred Share Director after a Dividend Nonpayment) may be filled by a vote of the holders of a majority in voting power of the outstanding shares of Series A Preferred Shares then outstanding when they have the voting rights described above; provided that (i) any Preferred Share Director shall be reasonably acceptable to the Board of Directors and the nominating and corporate governance committee thereof, acting in good faith; (ii) the election of any such Preferred Share Director will not cause the Company to violate the corporate governance requirements of Nasdaq (or any other exchange or automated quotation system on which our securities may be listed or quoted); and (iii) that such Preferred Share Director may not be subject to any “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualifying Event”), except for a Disqualifying Event covered by Rule 506(d)(2) or (d)(3). The Preferred Share Director shall be entitled to one vote on any matter that shall come before the Board of Directors for a vote.

Voting Rights. In addition to the voting rights discussed above, so long as any Series A Preferred Shares are outstanding and remain unredeemed, we may not, without the vote or consent of the holders of a majority of the Series A Preferred Shares: (i) engage in a merger, consolidation, or share exchange that materially and adversely affects the rights, preferences, or voting power of the Series A Preferred Shares, unless Series A Preferred Shares are converted into or exchanged for (A) cash equal to or greater than the applicable redemption price per share or (B) preferred shares of the surviving entity having rights, preferences, and privileges that are materially the same as those of the Series A Preferred Shares; (ii) amend our Articles of Incorporation or the Certificate of Designation establishing the Series A Preferred Shares to materially and adversely affect the rights, preferences, or voting power of Series A Preferred Shares; or (iii) declare or pay any junior dividends or repurchase any junior securities during any time that all dividends on the Series A Preferred Shares have not been paid in full in cash.

Call Feature. Beginning June 9, 2024, we may, at our option, redeem the Series A Preferred Shares, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption.

Liquidation Preference of Series A Preferred Shares. If we liquidate, dissolve, or wind up, holders of the Series A Preferred Shares will have the right to receive $25.00 per share, plus all accumulated, accrued, and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of our Common Stock or to the holders of equity securities the terms of which provide that such equity securities will rank junior to the Series A Preferred Shares. The rights of holders of Series A Preferred Shares to receive their liquidation preference also will be subject to the proportionate rights of any other class or series of our capital stock ranking in parity with the Series A Preferred Shares as to liquidation.

Conversion at Option of Holder. Each Series A Preferred Share, together with accrued but unpaid dividends, is convertible into Common Stock at a Conversion Price of $4.50 per share of Common Stock, which initially equals 5.556 shares of Common Stock, at any time at the option of the holder, subject to adjustment for the Anti-Dilution Provisions set forth below. As a result of our Reverse Stock Split effected on March 6, 2023, the Conversion Price was adjusted to $90.00 which equals 0.2778 shares of Common Stock for every one Series A Preferred Share, subject to further adjustment.

Anti-Dilution Provisions. The Conversion Price is subject to adjustment for: (i) the payment of stock dividends or other distributions payable in shares of Common Stock or any other class or series of our capital stock; (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase our Common Stock at a price per share less than the market price per share of Common Stock; and (iii) subdivisions, combinations, and reclassifications of our Common Stock. Holders of Series A Preferred Shares will also be entitled to participate in Extraordinary Dividends or other distributions to all holders of our Common Stock of any shares of stock (excluding Common Stock) or evidence of indebtedness or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to in clause (i), (ii), or (iii) above and dividends and distributions paid in cash, but not excluding Extraordinary Dividends paid in cash) to the extent each holder would have been entitled if the holder had held the number of Common Stock acquirable upon complete conversion of the holder’s Series A Preferred Shares immediately before the date on which a record is taken for such Extraordinary Dividend or distribution.

Market Trigger Conversion. We, at our option, may cause the Series A Preferred Shares, together with accrued but unpaid dividends, to be converted, which we refer to as a “Market Trigger Conversion,” in whole or in part, on a pro rata basis, into fully paid and nonassessable shares of Common Stock at the Conversion Price if the trading price of our Common Stock shall have equaled or exceeded 170% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending five days prior to the Market Trigger Conversion Date which is defined below.

Buy-In on Failure to Timely Deliver Certificates Upon Conversion. If we fail to deliver to a holder a certificate representing shares issuable upon the valid conversion of such holder’s Series A Preferred Shares or fail to credit such holder’s balance account with the Depository Trust Company with such shares, as applicable, by the earlier of (i) two trading days and (ii) the number of trading days comprising the Standard Settlement Period after the applicable conversion date (the “Share Delivery Date”) (other than a failure caused by incorrect or incomplete information provided by the holder to us), and if after such Share Delivery Date the holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the holder’s brokerage firm otherwise purchases, Common Stock to deliver in satisfaction of a sale by such holder of the shares which the holder was entitled to receive upon the conversion relating to such Share Delivery Date, then we are obligated to (A) pay in cash to the holder (in addition to any other remedies available to or elected by the holder) the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Common Stock that the Company was required to deliver to the holder in connection with the conversion at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed; provided, however, that such holder provides reasonable evidence of the date and time of such sell order and such sell order occurred after the date on which we were obligated to deliver such shares of Common Stock and prior to the delivery of the Common Stock related to such conversion, and (B) at the option of the holder, either reissue (if surrendered) the Series A Preferred Shares equal to the number of Series A Preferred Shares submitted for conversion or deliver to the holder the number of shares of Common Stock that would have been issued if we had timely complied with our delivery requirements. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of business days on which the Common Stock is traded, or able to be traded on the Nasdaq or any successor exchange to the foregoing, or any market on which the Common Stock is listed or admitted to trading (including any over-the-counter market).

Change of Control. If we undergo a “Change of Control” (as defined below) that was pre-approved by the Company’s Board of Directors, holders of Series A Preferred Shares have the option to (i) demand that we redeem the Series A Preferred Shares at (a) $25.81 per Series A Preferred Share on or after June 9, 2022 until and not including June 9, 2023, and (b) $25.00 on or after June 9, 2023, in each case plus the amount of any accumulated and unpaid dividends thereon to but not including the date of redemption (whether or not such dividends shall have been declared); (ii) continue to hold the Series A Preferred Shares; or (iii) convert some or all of the Series A Preferred Shares together with accrued but unpaid dividends.

“Change of Control” means an event the result of which is that a Person or group acquires at least 50% voting control of us, and neither we nor any surviving entity has its common stock listed on a recognized U.S. exchange.

Ranking. The Series A Preferred Shares, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, will rank:

●	senior to our Common Stock and any other class of equity securities the terms of which provide that such equity securities will rank junior to the Series A Preferred Shares;
●	on parity (pari passu) with any equity securities the terms of which provide that such equity securities will rank without preference or priority over the other; and
●	junior to any equity securities the terms of which provide that such equity securities will rank senior to the Series A Preferred Shares.

We will be restricted in our ability to issue or create any class or series of capital stock ranking senior to the Series A Preferred Shares with respect to dividends or distributions unless the holders of at least two-thirds of the then outstanding Series A Preferred Shares consent to the same.

Exchange Listing. Our Series A Preferred Shares are listed on Nasdaq under the symbol “HCDIP.”

Transfer Agent and Paying Agent. Mountain Share Transfer, Inc. will act as the transfer agent and dividend payment agent and registrar in respect of the Series A Preferred Shares.

Warrants

We have two registered warrants listed on Nasdaq. The only difference in the terms of the two warrants are (1) the Initial Exercise Date and Issue Date; (2) the Exchange Listing stock symbol; and (iii) the Exercise Price, as noted below.

Exchange Listing. We have two registered warrants listed on Nasdaq under the stock symbols “HCDIW” and “HCDIZ.” The shares of Common Stock underlying the Warrants are listed for trading on Nasdaq under the symbol “HCDI.”

Initial Exercise Date. The Initial Exercise and Issue Date of the HCDIW Warrants is June 11, 2021. The Initial Exercise and Issue Date of the HCDIZ Warrants is October 7, 2021.

Exercisability. The Warrants are exercisable beginning on the date of issuance. The Warrants will thereafter remain exercisable at any time up to five years from the date of original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise. No fractional shares of Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will round up to the next whole share. The holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% upon election prior to issuance of any Warrants) of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Failure to Timely Deliver Shares. If we fail to deliver to the investor a certificate representing shares issuable upon exercise of a Warrant or fail to credit such holder’s balance account with the Depository Trust Company with such shares, as applicable, by the third trading day after the exercise date as required by the Warrant, and if the investor purchases the shares of our Common Stock after that third trading day to deliver in satisfaction of a sale by the investor of the underlying Warrant shares that the investor anticipated receiving from us, then, within three trading days of receipt of the investor’s request, we, at the investor’s option, will either (i) pay cash to the investor in an amount equal to the investor’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock purchased less the exercise price (as described below), or the buy-in price, provided, however, that such holder provides reasonable evidence of the date and time of such sell order and such sell order occurred after the missed delivery date and prior to the delivery of the related Warrant shares, at which point our obligation to deliver the Warrant (and to issue the underlying Common Stock) will terminate; (ii) reinstate the portion of the Warrant and equivalent number of Warrant shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded); or (iii) promptly honor our obligation to deliver to the investor a certificate or certificates representing the underlying Common Stock and pay cash to the investor in an amount equal to the excess (if any) of the buy-in price over the product of (A) the number of shares of Common Stock, times (B) the per share closing price of our Common Stock on the date of the event giving rise to our obligation to deliver the certificate.

Exercise Price. Each HCDIW Warrant represents the right to purchase one share of Common Stock at an exercise price initially equal to $5.00 per share of common stock, as adjusted to $100.00 per share following the Reverse Stock Split, and subject to further adjustment as described below. Each HCDIZ Warrant represents the right to purchase one share of Common Stock at an exercise price initially equal to $2.97 per share, as adjusted to $59.40 per share of common stock following the Reverse Stock Split, and subject to further adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications, or similar events affecting our Common Stock. Holders of Warrants will also be entitled to participate in any grants, issues, or sales by the Company of Company Stock Equivalents (as defined in the Warrant) or rights to purchase assets, including cash, stock, or other property to our stockholders to the extent each holder could have participated if the holder had held the number of Common Stock acquirable upon complete exercise of the holder’s Warrants immediately before the date on which a record is taken for such grant, issue, or sale.

Fundamental Transaction. If, while the Warrants are outstanding, we consummate any Fundamental Transaction (as defined in the Warrant), the Warrants may be exercised for the consideration received in the Fundamental Transaction.

Cashless Exercise. If, at any time during the term of the Warrants, the issuance of Common Stock upon exercise of the Warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the Warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the Warrant in payment of the purchase price payable in respect of the number of Common Stock purchased upon such exercise.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Warrant.

Governing Law and Jurisdiction. The Warrant Agency Agreement provides that the validity, interpretation, and performance of the Warrants and the Warrant Agency Agreement will be governed by the laws of the State of Washington, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the Warrant Agency Agreement provides that any action, proceeding or claim against the Company arising out of or relating to the Warrants or the Warrant Agency Agreement must be brought and enforced in the courts of the state of Washington, or if no state courts, then the

United States District Court for the Western District of Washington. All Warrant holders are bound by these provisions. However, the foregoing provisions do not apply to actions arising under the Securities Act or the Exchange Act.

Certain Provisions of Washington Law and of our Articles of Incorporation and Bylaws

The following summary of certain provisions of the Washington Business Corporations Act (referred to as the WBCA) and of our Articles of Incorporation and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the WBCA and our Articles of Incorporation and Bylaws.

Our Board of Directors

Our Bylaws provide that the number of our directors will be fixed from time to time exclusively by action of our Board of Directors. Our Articles of Incorporation and Bylaws provide that, subject to applicable law, the rights, if any, of holders of any series of Preferred Stock and the rights of shareholders to fill any vacancy that results from the removal of a director at a special election meeting as described under “Removal of Directors” below, newly created directorships resulting from any increase in the authorized number of directors, and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present.

Pursuant to our Bylaws, each member of our Board of Directors who is elected at our annual meeting of our shareholders, and each director who is elected in the interim to fill vacancies and newly created directorships, will hold office until the next annual meeting of our shareholders and until his or her successor is elected and qualified. Pursuant to our Bylaws, directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of shareholders and entitled to vote thereon, a quorum being present at such meeting.

Removal of Directors

Our Bylaws provide that, subject to the rights, if any, of holders of one or more classes or series of Preferred Stock, any director may be removed from office at any time, but only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, precludes shareholders from removing incumbent directors except with the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors and from filling the vacancies created by such removal.

Meetings of Shareholders

Pursuant to our Bylaws, an annual meeting of our shareholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place, if any, determined by our Board of Directors. Each of our directors is elected by our shareholders to serve until the next annual meeting and until his or her successor is duly elected and qualified. In addition, our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer or our President may call a special meeting of our shareholders for any purpose, but business transacted at any special meeting of our shareholders shall be limited to the purposes stated in the notice of such meeting. In addition, we will be required to hold a special election meeting under the circumstances described above under “Removal of Directors.”

Articles of Incorporation Amendments

Unless a higher vote is required by its governing documents, the affirmative vote of a majority of the outstanding stock entitled to vote is required to amend a Washington corporation’s Articles of Incorporation. However, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or by altering or changing the powers, preferences or special rights of a class so as to affect them adversely, also require the affirmative vote of a majority of the outstanding shares of such class, even though such class would not otherwise have voting rights.

Pursuant to our Bylaws, in addition to any votes required by applicable law and subject to the express rights, if any, of the holders of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors shall be required to amend, modify or repeal any provision, or adopt any new or additional provision, in a manner inconsistent with our provisions relating to the removal of directors, exculpation of directors, indemnification, and the vote of our shareholders required to amend our Bylaws. In addition, pursuant to our Articles of Incorporation, we reserve the right at any time and from time to time to amend, modify or repeal any provision contained in our Articles of Incorporation, and any other provision authorized by Washington law in force at such time may be added in the manner prescribed by our Articles of Incorporation or by applicable law, and all rights, preferences and privileges conferred upon shareholders, directors or any other persons pursuant to the Articles of Incorporation are granted subject to the foregoing reservation of rights. Notwithstanding the foregoing, no amendment or modification to, or repeal of our Articles of Incorporation provisions relating to indemnification or the exculpation of directors shall adversely affect any right or protection existing under our Articles of Incorporation immediately prior to such amendment, modification, or repeal.

Bylaw Amendments

Our Board of Directors has the power to amend, modify, or repeal our Bylaws or adopt any new provision authorized by the laws of the State of Washington in force at such time. Under our Bylaws, the shareholders have the power to amend, modify, or repeal our Bylaws, or adopt any new provision authorized by the laws of the State of Washington in force at such time, at a duly called meeting of the shareholders, solely with, notwithstanding any other provisions of our Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of 66 2/3% of the voting power of our capital stock enabled to vote generally.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our shareholders at an annual meeting of shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors, or (3) by a stockholder who was a stockholder of record both at the time such stockholder gives us the requisite notice of such nomination or business and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in our Bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of persons for election to our Board of Directors may be made at a special meeting of shareholders at which directors are to be elected only (1) by or at the direction of our Board of Directors or (2) provided that our Board of Directors has determined that a purpose of the special meeting is to elect directors, by a stockholder who was a stockholder of record both at the time such stockholder gives us the requisite notice of such nomination or business and at the time of the special meeting, who is entitled to vote at the meeting and upon such election and who has complied with the notice procedures set forth in our Bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Provisions

Our Articles of Incorporation and Bylaws and Washington law contain provisions that may delay or prevent a transaction or a change in control of us that might involve a premium paid for shares of our Common Stock or otherwise be in the best interests of our shareholders, which could adversely affect the market price of our Common Stock. Certain of these provisions are described below.

Selected provisions of our Articles of Incorporation and Bylaws.

Our Articles of Incorporation and/or Bylaws contain anti-takeover provisions that:

●	authorize our Board of Directors, without further action by the shareholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights, and preferences of the shares of that series, and the qualifications, limitations, and restrictions of that series;

●	require that actions to be taken by our shareholders may be taken only at an annual or special meeting of our shareholders;

●	specify that special meetings of our shareholders can be called only by our Board of Directors, the chairman of our Board of Directors, our chief executive officer, our president, or shareholders of 51% of the outstanding voting shares of capital stock after going public;

●	provide that our Bylaws may be amended by our Board of Directors without stockholder approval;

●	provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

●	provide that vacancies on our Board of Directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

●	provide that, subject to the express rights, if any, of the holders of any series of Preferred Stock, any amendment, modification, or repeal of, or the adoption of any new or additional provision, inconsistent with our Articles of Incorporation provisions relating to the removal of directors and the vote of our shareholders required to amend our Bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

●	provide that the shareholders may amend, modify, or repeal our Bylaws, or adopt new or additional provisions of our Bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally; and

●	establish advance notice procedures for shareholders to submit nominations of candidates for election to our Board of Directors and other proposals to be brought before a shareholders meeting.

Business Combinations under Washington Law. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits, with certain exceptions, a “target corporation” from engaging in certain “significant business transactions” with an “acquiring person” who acquires 10% or more of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the acquiring person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Exclusive Forum

Our Bylaws provide that a state court located within the state of Washington (or, if no state court located within the state of Washington has jurisdiction, the United States District Court for the Western District of Washington) will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers; (c) any action asserting a claim against us or our directors or officers arising pursuant to the WBCA, our Articles of Incorporation, or our Bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. This provision does not apply to actions arising under the Exchange Act or the Securities Act. Our shareholders are deemed to have notice of and have consented to the provisions of our Bylaws related to the choice of forum. The choice of forum provision in our Bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Limitation on Liability and Indemnification of Directors and Officers

The WBCA provides that a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (i) the individual acted in good faith; and (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful.

A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Washington law provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.

Washington law permits a director of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the Articles of Incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. Washington law further provides that a corporation may, if authorized by its articles of incorporation or bylaws or a resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Our Bylaws provide, among other things, for the indemnification of directors, and authorize the Board of Directors to pay reasonable expenses incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any legal liability incurred by the individual while acting for us within the scope of his or her employment, provided, however, that such payment of expenses in advance of the final disposition of the proceeding will be made only upon the receipt of an undertaking of the director to repay all amounts advanced if it should be ultimately determined that the director is not entitled to be indemnified.

In addition, our Bylaws and director agreements provide that our directors will not be personally liable for monetary damages to us for conduct as a director if they are wholly successful in the defense of the proceeding as described above.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent, Warrant Agent, and Registrar

We have retained Mountain Share Transfer, Inc., Atlanta, Georgia, as the transfer agent and warrant agent for our Common Stock, Series A Preferred Shares, and Warrants, as applicable.